                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*



                           priceline.com Incorporated
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                                (Name of Issuer)

                     common stock, par value $.008 per share
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                         (Title of Class of Securities)

                                    741503106
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                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                    Senior Vice President -- General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 23, 2001
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 5 pages)

                                  SCHEDULE 13D



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CUSIP NO.   741503106                                                                     Page 2 of 5 Pages
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Delta Air Lines, Inc.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a) [ ]
                                                                                                               (b) [ ]

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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          00
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                       [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                             7      SOLE VOTING POWER

         NUMBER OF                  29,852,199
          SHARES             -----------------------------------------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY
           EACH                     0
         REPORTING           -----------------------------------------------------------------------------------------
          PERSON             9      SOLE DISPOSITIVE POWER

           WITH                     29,852,199
                             -----------------------------------------------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          29,852,199
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.03%
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14        TYPE OF REPORTING PERSON*

          CO
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                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP NO.   741503106                               Page 3 of 5 Pages
-----------------------------                       ----------------------------


ITEM 1            SECURITY AND ISSUER

                  This Amendment No. 3 to Schedule 13D relating to the common stock of priceline.com Incorporated, a Delaware corporation ("priceline"), is being filed on behalf of Delta Air Lines, Inc., a Delaware corporation ("Delta"), to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on October 20, 2000 and which was amended on November 14, 2000 and February 6, 2001 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As described in the Schedule 13D, on February 6, 2001, Delta's ownership of priceline equity securities included (a) 80,000 shares of Series B Redeemable Preferred Stock (the "Series B Preferred Stock") and (b) a warrant (the "2001 Warrant") to purchase 26,947,368 shares of priceline common stock at an exercise price (the "Exercise Price") of $2.96875 per share. The Exercise Price may be paid by Delta only by the surrender of shares of Series B Preferred Stock. The number of shares of Series B Preferred Stock to be surrendered per share of priceline common stock being exercised under the 2001 Warrant is determined by dividing the Exercise Price by $1,000.

                  Item 3 is hereby amended by adding the following information:

                  On May 4, 2001, Delta partially exercised the 2001 Warrant and acquired 4,000,000 shares of priceline common stock by surrendering to priceline 11,875 shares of Series B Preferred Stock.

ITEM 5            INTEREST IN SECURITIES OF PRICELINE

                  Item 5 is hereby amended by adding the following information:

                  Between May 17, 2001 and May 23, 2001, Delta sold 2,360,000 shares of priceline common stock in transactions on the Nasdaq National Market for an aggregate sales price of approximately $12,633,325.00 (the "Open Market Sales"). The Open Market Sales are summarized as follows: (a) Delta sold 310,000 shares on May 17, 2001 at an average price per share of $5.006129, (b) Delta sold 1,000,000 shares on May 21, 2001 at an average price per share of $5.27845, (c) Delta sold 600,000 shares on May 22, 2001 at an average price per share of $5.6409166, and (d) Delta sold 450,000 shares on May 23, 2001 at an average price per share of $5.3742777.

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CUSIP NO.   741503106                               Page 4 of 5 Pages
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                  As a result of the Open Market Sales, Delta is the beneficial owner, pursuant to Rule 13d-3(d)(1), of 29,852,199 shares of priceline common stock. The shares beneficially owned by Delta represent approximately 13.03% of the 201,545,109 shares of priceline common stock outstanding on May 10, 2001 (assuming the exercise of Delta's right to purchase all 4,675,000 shares of priceline common stock pursuant to the Amended 1999 Warrant and the exercise of Delta's right to purchase the remaining 22,947,368 shares of priceline common stock pursuant to the 2001 Warrant), as set forth in priceline's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

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CUSIP NO.   741503106                               Page 5 of 5 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 24, 2001                Delta Air Lines, Inc.


                                   By:  /s/ M. Michele Burns
                                        ------------------------------------
                                        M. Michele Burns
                                        Executive Vice President and Chief
                                        Financial Officer